Exhibit 99.1
RISK FACTORS
       You should carefully consider the risk factors described below as well as the other information in our SEC filings before making an investment in The Sportsman’s Guide, Inc. common stock.
Risks Related to Our Business
      We have two reportable business segments, The Sportsman’s Guide, or TSG, a catalog and online retailer of value-priced outdoor gear and general merchandise, and The Golf Warehouse, or TGW, an online and catalog retailer of golf equipment and accessories. We acquired TGW on June 29, 2004.
We are subject to multiple risks and uncertainties associated with our catalog and online retailing businesses, any of which could materially impact our operating results and cash flows.
      Our business is subject to a number of risks and uncertainties associated with our catalog and Internet retailing businesses, some of which are beyond our control, including the following:

•	lower and less predictable response rates for catalogs and emails sent to prospective and existing customers;

•	increases in U.S. Postal Service rates, paper costs and printing costs resulting in higher catalog production costs and lower gross profits;

•	failures to properly design, print and mail our catalogs in a timely manner;

•	failures to timely fill customer orders;

•	changes in consumer preferences, willingness to purchase goods through catalogs or the Internet, weak economic conditions and economic uncertainty, and unseasonable weather in key geographic markets;

•	increases in software filters that may inhibit our ability to market our products through email messages to our customers and increases in consumer privacy concerns relating to the Internet;

•	changes in applicable federal and state regulation, such as the Federal Trade Commission Act, the Children’s Online Privacy Act, the Fair Credit Reporting Act and the Gramm-Leach-Bliley Act;

•	breaches of Internet security; and

•	failures in our Internet infrastructure or the failure of systems of third parties, such as telephone or electric power service, resulting in website downtime, call center closures or other problems.
      Any one or more of these factors could result in lower-than-expected sales for our business. These factors could also result in increased costs, increased merchandise returns, slower turning inventories, inventory write-downs and working capital constraints. Any of these performance shortcomings would likely materially harm our operating results and cash flows.
We must successfully anticipate changing consumer preferences and buying trends, order and manage our inventory to reflect customer demand and manage backorders or our net sales and profitability will be adversely affected.
      Our success depends upon our ability to anticipate and respond to merchandise trends and customer demands in a timely manner and successfully manage our inventory. We cannot predict consumer preferences with certainty and they may change over time. We usually must order merchandise well in advance of the applicable selling season. The extended lead times for many of our purchases may make it difficult for us to respond rapidly to new or changing product trends or changes in prices. If we misjudge either the market for our merchandise or our customers’ purchasing habits, our net sales may decline significantly and we may not have sufficient quantities of merchandise to satisfy customer demand or we may be required to mark down excess inventory, either of which would result in lower profit margins.
      TSG’s average customer order is approximately three items. Backorders frequently result in our shipping the customer two packages, but we charge the customer shipping only for the first package. Effectively managing our level of backorders depends on both our ability to accurately forecast customer demand and product availability from our vendors. Higher backorder levels increase our shipping costs and negatively impact our operating results.
We depend on vendors and service providers to operate our business and any disruption of their supply of products and services could have an adverse impact on our net sales and profitability.
      We depend on a number of vendors and service providers to operate our business, including:

•	vendors to supply our merchandise in sufficient quantities at competitive prices in a timely manner;

•	outside printers and catalog production vendors to print and mail our catalogs;

•	shipping companies, such as United Parcel Service, the U.S. Postal Service and common carriers, for timely delivery of our catalogs, shipment of merchandise to our customers and delivery of merchandise from our vendors to us;

•	telephone companies to provide telephone service to our in-house and outside call centers;

•	outside call centers to handle inbound customer telephone orders;

•	communications providers to provide our Internet users with access to our websites; and

•	factory direct vendors for timely fulfillment of merchandise orders.
      Any disruption in these services could have a negative impact on our ability to market and sell our products, and serve our customers. We are also subject to risks, such as the unavailability of raw materials, labor disputes, union organizing activity, strikes, inclement weather, natural disasters, war and terrorism, and adverse general economic and political conditions, that might limit our vendors’ ability to provide us with quality merchandise or services that we rely upon on a timely basis. We may not be able to develop relationships with new vendors, and products or services from alternative sources, if available at all, may be of a lesser quality and more expensive than those we currently purchase. Any delay or failure in offering products to our customers could have an adverse impact on our net sales and profitability. In addition, if the cost of fuel continues to rise or remains at current levels, the cost to deliver merchandise to our customers from our distribution center may rise which could have an adverse impact on our profitability.
Because we do not have long-term contracts with our suppliers, we may not have continued access to necessary products and our net sales may suffer.
      Our financial performance depends on our ability to purchase our products in sufficient quantities at competitive prices. We offer a changing mix of products and, therefore, our buyers must develop and maintain relationships with vendors to locate sources for high-quality, low price, name brand merchandise they believe will interest our customers. We purchase our products for TSG from over 1,450 domestic and foreign manufacturers. On the other hand, TGW’s top ten suppliers accounted for 76.2% of its purchases in 2004. We have no long-term purchase contracts with any of these suppliers, and therefore, have no contractual assurances of continued supply, access to products or favorable pricing. We also cannot ensure that we will be able to locate sources for or maintain ongoing access to manufacturers’ close-outs, military surplus and other items featured by us or that such merchandise will be available to us at the times or prices or in the quantities desired. Any vendor could increase prices or discontinue selling to us at any time. If we are unable to maintain these supplier relationships, our ability to offer high-quality, favorably-priced products to our customers may be impaired, and our net sales and gross profits could decline.

We will consider acquisitions as part of our growth strategy, and failure to adequately evaluate or integrate any acquisitions could harm our business.
      We actively seek and evaluate opportunities to develop or acquire businesses within our core outdoor focus area; however, we have limited experience in acquiring other businesses. In June 2004, we acquired TGW. We expect to continue to consider opportunities to acquire pure-play ecommerce companies that do not fully utilize the catalog channel and intend to leverage our operating expertise, vendor relationships and balance sheet to create value through acquisition opportunities. Even if we succeed in acquiring or developing any such businesses, those new businesses will face a number of risks and uncertainties, including:

•	difficulties in integrating newly acquired or newly developed businesses into existing operations;

•	our current and planned facilities, computer systems and personnel and controls may not be adequate to support our future operations;

•	problems maintaining uniform standards, procedures, controls and policies;

•	unanticipated costs associated with the acquisition;

•	diversion of management’s attention from our existing business;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering product categories in which we have no or limited prior experience;

•	the risk that we will face competition from established or larger competitors in the new markets we may enter; and

•	potential loss of key employees of acquired organizations.
      We may not realize the anticipated benefits of any acquisition or development of a new business, in which event we will not be able to achieve an attractive return on our investment. Further, if we fail to properly evaluate and execute future acquisitions, our management team may be distracted from our day-to-day operations, our business may be disrupted and our operating results may suffer.
We source our private label merchandise internationally, which subjects us to tariffs, duties and currency fluctuations as well as other risks and could increase our costs and, therefore, decrease our gross profits as well as decrease our ability to ship our merchandise in a timely manner.
      We source our private label merchandise from importers abroad. We expect to source an increasing amount of merchandise directly from vendors abroad, particularly in Asia, which will subject us to risks and uncertainties, including:

•	burdens associated with doing business overseas, including tariffs and import duties, import/export controls or regulations and quotas;

•	if shipping is delayed, backorders may result or orders may be cancelled;

•	difficulty in identifying and supervising vendors in foreign countries;

•	declines in the value of the U.S. dollar relative to foreign currencies, which could negatively affect the ability of foreign vendors to provide merchandise at favorable prices; and

•	changing or uncertain economic conditions in foreign countries and, in certain countries, political unrest, war or health epidemics.
      Any of these factors may disrupt the ability of foreign vendors to supply merchandise in a timely manner or could substantially increase our costs to source merchandise through foreign vendors.

Due to the seasonality of our business, our annual operating results would be adversely affected if our net sales during the third and fourth quarters were substantially below expectations.
      We experience seasonal fluctuations in our sales and operating results. Historically, we have realized a significant portion of our net sales and a significant portion of our earnings for the year during the third and fourth quarters. In 2004, we generated approximately 24.3% and 39.8% of our net sales, and 22.1% and 42.6% of our gross profit, in the third and fourth quarters, respectively. In addition, TGW also experiences higher sales volumes leading up to and during Father’s Day. We incur significant additional expenses in the third and fourth quarters due to higher customer purchase volumes and increased staffing. In addition, abnormally warm weather conditions during the third and fourth quarters can reduce sales of many of the products normally sold during this time period. If we miscalculate the demand for our products generally or for our product mix, our net sales could decline, which would harm our financial performance.
A decline in discretionary consumer spending could reduce our sales.
      Our sales depend on discretionary consumer spending, which may decrease due to a variety of factors beyond our control, including:

•	unfavorable general business conditions;

•	increases in interest rates;

•	increases in inflation;

•	war, terrorism or fears of war or terrorism;

•	increases in consumer debt levels and decreases in the availability of consumer credit;

•	adverse or unseasonable weather conditions;

•	adverse changes in applicable laws and regulations;

•	increases in taxation;

•	adverse unemployment trends; and

•	other factors that adversely influence consumer confidence and spending.
      Our customers’ purchases of discretionary items, including our products, could decline during periods when disposable income is lower or periods of actual or perceived unfavorable economic conditions. If this occurs, our net sales and our gross profit would decline.
If we fail to develop and maintain our proprietary mailing list, our sales and operating results would suffer.
      We mail catalogs to individuals whose names are in our proprietary customer database and to potential customers, whose names we obtain from rented or exchanged mailing lists. Names derived from rented or exchanged lists generate lower response rates, while requiring the same or greater advertising expenses than names in our in-house database. Consequently, overall response rates could decline while expenses would increase if we were to increase our use of rented or exchanged lists relative to the use of names in our customer database.
      Attrition reduces the number and quality of names in our mailing list. We must constantly develop and maintain our mailing list by identifying new prospective customers and tracking purchases by existing customers. We use internally developed customer selection models to identify prospective and existing customers to whom a catalog will be mailed. Incorrect modeling assumptions or our failure to update our mailing list could negatively impact our net sales and operating results. Additionally, it has become more difficult for direct retailers to obtain quality prospecting mailing lists, which may limit our ability to maintain the size of our mailing list.

The loss of our senior management or other key personnel could harm our current and future operations and prospects.
      Our performance is substantially dependent on the continued services of our senior management and other key personnel, particularly Gregory R. Binkley, President and Chief Executive Officer, John M. Casler, Executive Vice President of Merchandising, Marketing and Creative Services, Dale D. Monson, Vice President of Information Systems and Technology and Chief Information Officer, Douglas E. Johnson, Vice President of Marketing, Mark S. Marney, Chief Executive Officer of TGW, R. Michael Marney, President of TGW, and Charles B. Lingen, Executive Vice President, Finance and Administration and Chief Financial Officer. The loss of the services of these executives or other key employees for any reason could harm our business, financial condition and operating results. Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other highly-skilled technical, managerial, editorial, merchandising, marketing and customer support personnel. Competition for such personnel is intense and we cannot ensure that we will be able to successfully attract, assimilate or retain sufficiently qualified personnel.
If use of the Internet, particularly with respect to online commerce, declines or does not continue to increase as rapidly as we anticipate, our sales may not grow to desired levels.
      In 2004, online orders represented 44.9% of our total orders. Our future sales and profits depend upon the widespread acceptance and use of the Internet as an effective medium of commerce. Rapid growth in the use of the Internet is a recent phenomenon. We cannot ensure that a large base of consumers will adopt and continue to use the Internet for commerce nor can we ensure that Internet usage will not decline from current levels. Demand for recently introduced services and products over the Internet is subject to a high level of uncertainty. In addition, the Internet may not be accepted as a viable long-term commercial marketplace for a number of reasons, including:

•	actual or perceived lack of security of information or privacy protection;

•	possible disruptions, computer viruses or other damage to the Internet servers or to users’ computers; and

•	excessive governmental regulations.
      If the Internet fails to continue to grow as a commercial marketplace in the future, our net sales may not increase.
Intense competition in the outdoor recreation and golf markets could reduce our sales and profitability.
      The market for outdoor recreation products and equipment is highly fragmented and competitive. We have significant competitors within each merchandise category and may face competition from new entrants or existing competitors who shift focus to markets we serve. Our competitors include:

•	other outdoor/hunting mail order catalogs, including Bass Pro Shops Inc. and Cabela’s Inc.;

•	large-format sporting goods stores and chains, such as Dick’s Sporting Goods, Inc.;

•	other specialty off-course retailers of golf equipment such as Golfsmith International, Inc., Edwin Watts Golf, Golf Galaxy and Pro Golf Discount;

•	mass merchandisers, warehouse clubs, discount stores and department stores, such as Wal-Mart Stores, Inc., Target Corporation and Amazon.com;

•	online retailers of footwear, clothing, outdoor gear and golf equipment such as Overstock.com and Sierra Trading Post, Inc.; and

•	on-course pro shops.
      Many of our competitors have substantially greater market presence, name recognition and financial, distribution, marketing and other resources, than we have. Our competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than we can. Our competitors may develop products or services that are equal or superior to our solutions or achieve greater market acceptance than ours. Traditional store-based retailers also enable customers to see and feel products in a manner that is not possible in catalogs or over the Internet. As a result of this competition, we may need to spend more on advertising and promotion. If we are unable to compete effectively in our markets, our business, financial condition and operating results may suffer.
Our success depends on the continued popularity of outdoor recreation, particularly camping, golf and hunting, and the growth of the market for these products. If these activities decline in popularity, our sales could materially decline.
      We generate a substantial portion of our net sales from the sale of outdoor recreation equipment, in particular camping, golf and hunting products and related equipment. Any substantial decrease in the popularity of these activities could have an adverse effect on our results of operations and financial condition.
      The demand for golf products is directly related to the popularity of golf, the number of golf participants and the number of rounds being played by these participants. If golf participation decreases, sales of TGW’s products would likely decline substantially. TGW depends on the exposure of the product brands it sells to increase brand recognition, quality and acceptance of its merchandise offerings. Any significant reduction in television coverage of PGA Tour or other golf tournaments, or other significant decreases in either attendance at or viewership of golf tournaments, will reduce the visibility of its products and could materially affect our net sales. We do not believe there has been any material increase in golf participation or number of rounds played in recent years. The National Golf Foundation has reported that total rounds played increased only slightly, by 0.7%, in 2004 after trending downward in 2003 and 2002. These trends may continue in the future and could negatively impact our sales and growth.
TGW’s sales and products may be adversely affected if its vendors fail to successfully develop and introduce new products.
      TGW’s future success depends, in part, upon its vendors’ continued ability to develop and introduce innovative products in the golf equipment market. The success of new products depends in part upon the subjective preferences of golfers, including a golf club’s look and “feel,” and the level of acceptance a golf club has among professional and recreational golfers. These subjective preferences are difficult to predict and may be subject to rapid and unanticipated changes. If TGW’s vendors fail to successfully develop and introduce innovative products, our net sales and gross profits may suffer.
Temporary or permanent disruption at our fulfillment facilities could prevent timely shipment of customer orders and hurt our sales.
      We assemble, package, and ship substantially all of our orders, and process all product returns, at our South St. Paul, Minnesota and Wichita, Kansas fulfillment and distribution facilities. Our ability to receive, process and fulfill customer orders depends on the effective operation of our telephone lines, operational and management information systems, and warehouse and distribution facilities. Any material disruption in our order receipt, processing or fulfillment systems resulting from internal or external telephone system failure, electrical problems, failure of our information systems or other technical problems could cause significant delays in our ability to receive and fill orders and may cause orders to be lost, shipped or delivered late or cancelled by the customer. If either facility were destroyed or significantly damaged by fire or other disaster, we would need to obtain alternative facilities and replenish our inventory, either of which would result in significantly increased operating costs and delays in fulfilling customer orders.

We intend to increase our reliance on our vendors to fulfill orders, which may increase the risks associated with our fulfillment process and decrease our ability to control the timing of shipments and customer satisfaction.
      We intend to increase our reliance on vendors to fulfill our customers’ orders. Shipment from TSG’s factory-direct vendors to TSG’s customers accounted for approximately 3.8% of TSG’s net sales in 2004, which we intend to continue to increase. Any failure by our vendors to sell and ship such products to our customers in a timely manner will have an adverse effect on our ability to fulfill customer orders and harm our business and results of operations. Our vendors, in turn, rely on third-party carriers to ship directly to our customers. Our vendors’ and third-party carriers’ failure to deliver products to our customers in a timely manner or to otherwise adequately serve our customers would damage our reputation and brand and substantially harm our business and results of operations.
Our systems may not be able to support increased online and catalog sales, which would harm our business and operating results.
      Growth in our sales volume or in the number of users of our websites may strain or exceed the capacity of our computer systems and lead to declines in performance or systems failure. We believe that we will need to continually improve and enhance the functionality and performance of our ecommerce, customer tracking and other technical systems. We intend to upgrade our existing systems and implement new systems as we anticipate new demand. Failure to implement these systems effectively or within a reasonable period of time would cause decreased levels of customer service and satisfaction.
Technological risks related to the Internet, including security and reliability issues, are largely outside our control and may hurt our reputation or sales.
      Our online business is subject to numerous technological risks and uncertainties associated with the Internet. These risks include changes in required technology interfaces, website downtime or slowdowns, security breaches and other technical failures or human errors.
      We host and manage all of our ecommerce websites utilizing computer systems at our corporate offices. System failures or an event or disaster at our offices could lead to disruption in service on our sites. Further, our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. We may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by security breaches. Our business may be harmed if our security measures do not prevent security breaches. We cannot assure protection against all security breaches. Our failure to respond successfully to these risks and uncertainties might adversely affect the net sales through our online business, as well as damage our reputation and increase our selling and marketing and general and administrative expenses. In addition, our success will depend, in large part, upon third parties maintaining the Internet infrastructure to provide a reliable network backbone with the speed, data capacity, security and hardware necessary for reliable Internet access and services. Any significant reliability, data capacity or connectivity problems experienced by the Internet or its users could harm our net sales and profitability.
Our failure to protect confidential information of our customers and our network against security breaches could damage our reputation and brands and subject us to legal liability.
      A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. Currently, a large portion of our online and catalog sales are billed to our customers’ credit card accounts directly. We rely on encryption and authentication technology licensed from third parties to effect secure transmission of confidential information, including credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology we use to protect customer transaction data. Any compromise of our security could damage our reputation and brands and expose us to a risk of lost sales, or litigation and possible legal liability. In addition, anyone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches.
If we are unable to provide satisfactory telephone-based customer support, we could lose customers.
      Our ability to provide satisfactory levels of customer support also depends, to a large degree, on the efficient and uninterrupted operation of our call centers. Any material disruption or slowdown in our telephone order processing systems resulting from labor disputes, telephone or Internet failures, power or service outages, natural disasters or other events could make it difficult or impossible to provide adequate telephone-based customer support. Further, we may be unable to attract and retain an adequate number of competent customer support representatives, which is essential in creating a favorable customer experience. If we are unable to continually provide adequate staffing for our customer support operations, our reputation could be seriously harmed. In addition, we cannot ensure that call volumes will not exceed our present system capacities. If this occurs, we could experience delays in accepting orders, responding to customer inquiries and addressing customer concerns. Because our success depends in large part on keeping our customers satisfied, any failure to provide satisfactory levels of customer support would likely impair our reputation and we could lose customers.
In order to increase our online sales and to sustain or increase profitability, we must attract online customers in a cost-effective manner.
      Our success depends on our ability to attract online customers in a cost-effective manner. We have relationships with providers of online marketing services to provide content and other links that direct customers to our websites. We rely on these relationships as significant sources of traffic to our websites. If we are unable to develop or maintain these relationships on acceptable terms, our ability to attract new online customers would be harmed. In addition, the parties with which we have online-marketing arrangements could provide marketing services to other online or traditional retailers, including retailers with whom we compete. As a result, these parties may be reluctant to enter into or maintain relationships with us. Without these relationships, traffic to our websites could be reduced, which would substantially harm our business and results of operations.
Fluctuations in the price of paper and a rise in postage rates may increase our operating costs and make our expenses difficult to predict.
      Our catalog business is vulnerable to fluctuations in the price of paper stock and both our catalog and Internet businesses are vulnerable to increases in the cost of postage. Increases in postal rates and paper costs have a significant impact on the cost of production and mailing of our catalogs and the shipment of customer orders. Postage prices increase periodically, and we have no control over increases that may occur in the future. Paper prices historically have been cyclical and we have experienced significant increases in the past. Significant increases in postal rates or paper costs could negatively impact our operating results, particularly to the extent we are unable to pass on increases directly to our customers or offset the increases by reducing other costs.
      In addition, we are dependent upon the availability of paper to print our catalogs. Paper shortages have occurred in the past and may occur in the future. Any paper shortage may increase our paper costs and cause us to reduce our catalog circulation, change to a different weight or grade of paper or reduce the number of pages per catalog. These increased costs or responsive actions could negatively impact our net sales and operating results.
We guarantee lifetime returns for TSG purchases and more limited returns of TGW merchandise. Excessive merchandise returns could harm our operating results.
      TSG maintains a policy of making refunds or exchanges for all merchandise returned by customers for any reason, and we place no time limit on this return policy. TGW offers a 30-day playability guarantee that permits customers to return clubs for full in-store credit and a 30-day money back guarantee on new unused merchandise. While we make allowances in our financial statements for anticipated merchandise returns based on historical return rates, actual merchandise returns could exceed our reserves. Any significant increase in merchandise returns or merchandise returns that exceed our reserves could negatively impact our operating results.
Our failure to address risks associated with credit card fraud could damage our reputation and brands.
      Under current credit card practices, we are liable for fraudulent credit card transactions conducted online or over the phone because we do not obtain a cardholder’s signature. We do not currently carry insurance against this risk. To date, we have experienced minimal losses from credit card fraud, but we face the risk of significant losses from this type of fraud as our net sales increase. Such losses could impair our results of operations. In addition, any failure to adequately control fraudulent credit card transactions could damage our reputation and brands, and reduce our net sales.
We may incur costs from litigation or increased regulation relating to products that we sell, which could adversely affect our sales and profitability.
      We may incur damages due to lawsuits relating to products we sell. Our products include black powder firearms, ammunition, air guns, paintball guns, blank firing firearms, bows, slingshots, knives, stun guns, blowguns, crossbows, certain non-lethal and chemical spray devices and other potentially dangerous products. We also sell tree stands for use by hunters. Sales of potentially dangerous products represented approximately 10.0% of TSG’s sales for the year ended December 31, 2004. We may incur losses due to lawsuits, including potential class actions in connection with our failure to comply with federal or state laws relating to the products we sell. We may also incur losses from lawsuits relating to the improper use of potentially dangerous products sold by us, including lawsuits by municipalities or other organizations attempting to recover costs from manufacturers and retailers of potentially dangerous products. Our insurance coverage and the insurance provided by our vendors for certain products they sell to us may be inadequate to cover claims and liabilities related to products that we sell. In addition, claims related to products that we sell or the unavailability of insurance for product liability claims at acceptable rates, could result in the elimination of these products from our product line reducing sales. If one or more successful claims against us are not covered by or exceed our insurance coverage, or if insurance coverage is no longer available, our available working capital may be impaired and our operating results could be adversely affected. Even unsuccessful claims could result in the expenditure of funds and management time and could have a negative impact on our profitability and on future premiums we would be required to pay for our insurance coverage.
Current and future government regulation may negatively impact demand for our products and our ability to conduct our business.
      Federal, state and local laws and regulations can affect our business and the demand for products. These laws and regulations include:

•	Federal Trade Commission regulations governing the manner in which orders may be solicited and prescribing other obligations in fulfilling orders and consummating sales;

•	laws and regulations that prohibit or limit the sale, in certain states and localities, of certain items we offer such as black powder firearms, ammunition, bows, knives and similar products;

•	The Bureau of Alcohol, Tobacco, Firearms and Explosives governing the manner in which we sell ammunition;

•	laws and regulations governing hunting and fishing;

•	laws and regulations relating to the collecting and sharing of non-public customer information; and

•	customs laws and regulations pertaining to proper item classification, quotas, payment of duties and tariffs, and maintenance of documentation and internal control programs.

      Changes in these laws and regulations or additional regulation could cause the demand for and sales of our products to decrease. Moreover, complying with increased or changed regulations could cause our operating expenses to increase. This could adversely affect our net sales and profitability.
Assertions by third parties of infringement by us of their intellectual property rights could result in significant costs and substantially harm our business and results of operations.
      Other parties have, and may in the future, assert that we have infringed their technology or other intellectual property rights. We cannot predict whether any such assertions or claims arising from such assertions will substantially harm our business and results of operations. If we are forced to defend against any infringement claims, whether they are with or without merit or are determined in our favor, we may face costly litigation, diversion of technical and management personnel or product shipment delays. Furthermore, the outcome of a dispute may be that we would need to develop non-infringing technology or enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all.
Our sales may decrease if we are required to collect taxes on purchases.
      We do not collect sales, use or other taxes related to the products we sell, except for certain corporate-level taxes and sales taxes with respect to purchases by customers located in the states of Minnesota and Kansas. However, one or more states may seek to impose sales, use or other tax collection obligations on us in the future. A successful assertion by one or more states that we should be collecting sales, use or other taxes on the sale of our products could result in substantial tax liabilities and penalties in connection with past sales. In addition, if we are required to collect these taxes we will lose one of our current cost advantages, which may decrease our ability to compete with traditional retailers and substantially harm our net sales.
      We have based our policies for sales tax collection on our interpretation of certain decisions of the U.S. Supreme Court that restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made through catalogs or over the Internet. However, implementation of the restrictions imposed by these Supreme Court decisions is subject to interpretation by state and local taxing authorities. While we believe that these Supreme Court decisions currently restrict state and local taxing authorities outside the states of Minnesota and Kansas from requiring us to collect sales and use taxes from purchasers located within their jurisdictions, taxing authorities outside of Minnesota and Kansas could disagree with our interpretation of these decisions. Moreover, a number of states, as well as the U.S. Congress, have been considering various initiatives that could limit or supersede the Supreme Court’s position regarding sales and use taxes on Internet sales. If any state or local taxing jurisdiction were to disagree with our interpretation of the Supreme Court’s current position regarding state and local taxation of Internet sales, or if any of these initiatives were to address the Supreme Court’s constitutional concerns and result in a reversal of its current position, we could be required to collect sales and use taxes from purchasers located in states other than Minnesota and Kansas. The imposition by state and local governments of various taxes upon Internet commerce could create administrative burdens for us and could decrease our future net sales.

Government regulation of the Internet and online commerce is evolving and unfavorable changes could substantially harm our business and results of operations.
      In addition to general business regulations and laws, we are subject to regulations and laws that specifically govern the Internet and online commerce. Existing and future regulations and laws may impede the growth of the Internet or other online services. These regulations and laws may cover taxation, restrictions on imports and exports, customs, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, the provision of online payment services, broadband residential Internet access and the characteristics and quality of products and services. It is not clear how existing laws and regulations governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and online commerce. Unfavorable resolution of these issues may slow the growth of online commerce and, in turn, our business.